Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

Casey’s General Stores, Inc.

of

Up to $500,000,000 in Value of Shares of its Common Stock

(including the Series A Serial Preferred Stock Purchase Rights)

at a Purchase Price not greater than $40.00

nor less than $38.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 25, 2010,

UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

July 29, 2010

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Casey’s General Stores, Inc., an Iowa corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 per Share nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering Shares of your clients;

3.	Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5.	Return envelope addressed to Computershare Trust Company, N.A., as the Depositary.

Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s purpose for making the Offer.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on August 25, 2010, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than fees to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: caseys@mackenziepartners.com